

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2018

Jun Xu
Chief Executive Officer and Director
360 Finance, Inc.
China Diamond Exchange Center, Building B
No. 555 Pudian Road, No. 1701 Century Avenue
Pudong New Area, Shanghai 200122
People's Republic of China

> **Re: 360 Finance, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 28, 2018**
> **CIK No. 0001741530**

Dear Mr. Xu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2018 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary
Our Challenges, page 7

1. We note that your revision in response to comment 2 implies that you are already in compliance with the rules and regulations for the online consumer finance industry in

China (*i.e.* "stay in compliance"). However, this conflicts with disclosure elsewhere that you are still adjusting your business model in response to new legal requirements and are not yet fully compliant with the requirements of relevant PRC laws and regulations. Please revise to address this apparent discrepancy. Furthermore, please revise your prospectus summary to disclose the material ways in which your operations are not currently in compliance with these regulations (*e.g.* the number of funding partners that have not adopted your new payment flow model and the proportion of your lending that this represents) and all potential material penalties for noncompliance (*e.g.* maximum fines or penalties and whether these may be aggregated if assessed on a per loan basis). Finally, please also disclose whether or not you may face penalties for past noncompliance even if you are successful in fully reforming your operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 99

2.   We note your Non-GAAP reconciliation for Adjusted Net Loss. Please revise your disclosures, here and elsewhere throughout the registration statement (*e.g.*, pages 19, 89), to show the tax effect of the corresponding adjustment as a separate line item. Refer to Non-GAAP C&DI Question 102.11.

Description of American Depositary Shares
Limitations on Obligations and Liability to ADS Holders
Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs, page 188

3.   We note your response to comment 8. Please revise your disclosure on page 190 to address whether the waiver of a trial by jury in the deposit agreement applies to claims under the federal securities laws. If the waiver applies to claims under the federal securities laws, please further disclose here and in your risk factors how the waiver impacts ADS holders and address any questions as to the enforceability of this provision. Moreover, please disclose in both your registration statement and the depositary agreement that despite agreeing to the a provision, investors will not be deemed to have waived the company's or the depositary's compliance with the federal securities laws and the rules and regulations thereunder.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Cara Lubit, Staff Accountant, at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Will H. Cai, Esq.